--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AQUILA GAS PIPELINE CORPORATION
                           (Name of Subject Company)

                             UTILICORP UNITED INC.
                           AQUILA ENERGY CORPORATION
                             AEC ACQUISITIONS, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    03839B10

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                ROBERT K. GREEN
                     PRESIDENT AND CHIEF OPERATING OFFICER
                             UTILICORP UNITED INC.
                              20 WEST NINTH STREET
                          KANSAS CITY, MISSOURI 64105
                                 (816) 421-6600

            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:

                            DENNIS P. WILBERT, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                             2300 MAIN, SUITE 1000
                          KANSAS CITY, MISSOURI 64108
                                 (816) 983-8000

                           CALCULATION OF FILING FEE:

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $43,232,000.00                                                  $8,947.00

* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 5,404,000 shares of Common Stock, par value $.01 per share, of Aquila Gas Pipeline Corporation at $8.00 net per share in cash which represents all outstanding shares at March 18, 1999 not owned by the persons filing this statement and shares issuable pursuant to options that are presently exercisable.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased and includes the $300.00 filing fee for the Schedule 13D.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 03839B10                                             Page 2 of 8 Pages

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS:  UTILICORP UNITED INC.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  44-0541877

--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS:

    WC
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f):

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
--------------------------------------------------------------------------------

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    24,000,000
--------------------------------------------------------------------------------

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES SHARES:

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    81.6%
--------------------------------------------------------------------------------

(10) TYPE OF REPORTING PERSON:

    GM; CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 03839B10                                             Page 3 of 8 Pages

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS:  AQUILA ENERGY CORPORATION
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 47-0683480

--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS:

    AF
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f):

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
--------------------------------------------------------------------------------

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    24,000,000
--------------------------------------------------------------------------------

(8) CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    81.6%
--------------------------------------------------------------------------------

(10) TYPE OF REPORTING PERSON:

    GM; CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 03839B10                                             Page 4 of 8 Pages

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS:  AEC ACQUISITIONS, INC.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS:

    AF
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f):

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
--------------------------------------------------------------------------------

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    0
--------------------------------------------------------------------------------

(8) CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    0%
--------------------------------------------------------------------------------

(10) TYPE OF REPORTING PERSON:

    GM; CO
--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by AEC Acquisitions, Inc., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share, of Aquila Gas Pipeline Corporation, a Delaware corporation, not currently directly or indirectly owned by Purchaser, Aquila or Parent, for a purchase price of $8.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 9, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. This Tender Offer Statement on
Schedule 14D-1 is also intended to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and shall constitute the Schedule 13D of Parent, Aquila and Purchaser. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Aquila Gas Pipeline Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at One International Centre, 100 N.E. Loop 410, Suite 1000, San Antonio, Texas 78216-4754.

    (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, par value $.01 per share (the "Shares"), and the Offer is for 5,400,000 Shares, consisting of all outstanding Shares not currently directly or indirectly owned by Parent, Aquila or Purchaser, and for all Shares issued upon the exercise of vested, outstanding options, if any, at a price of $8.00 per Share, net to the seller in cash, without interest thereon. The information set forth in the section entitled "Introduction" and "The Tender Offer--Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in the section entitled "The Tender Offer--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed by Parent, Aquila and Purchaser. The information set forth in the sections entitled "Introduction" and "The Tender Offer--Certain Information Concerning Parent, Aquila and Purchaser" of the Offer to Purchase and in Schedule II to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five (5) years, none of Purchaser, Aquila, Parent nor, to the best knowledge of Purchaser, Aquila and Parent, any executive officer or director of Purchaser, Aquila or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the sections entitled "Introduction;" "Special Factors--Background of the Offer;" "--Purpose and Structure of the Offer; Plans for the Company after the Offer" and "The Tender Offer--Certain Information Concerning Parent, Aquila and Purchaser" and "--Certain Transactions Between Parent, Aquila and the Company" of the Offer to Purchase is incorporated herein by reference.

                                                               Page 6 of 8 Pages

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the section entitled "The Tender Offer--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the sections entitled "Introduction;" "Special Factors--Purpose and Structure of the Offer; Plans for the Company after the Offer" and "The Tender Offer--Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the sections entitled "Introduction," "Special Factors--Background of the Offer" and "The Tender Offer--Certain Information Concerning Parent, Aquila and Purchaser" and "--Interests of Certain Persons in the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the sections entitled "Introduction," "Special Factors--Background of the Offer" and "The Tender Offer--Certain Information Concerning Parent, Aquila and Purchaser" and "--Interests of Certain Persons in the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the sections entitled "Introduction," "Special Factors--Background of the Offer" and "The Tender Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in the section entitled "The Tender Offer--Certain Information Concerning Parent, Aquila and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) The information set forth in the section entitled "The Tender Offer--Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

    (d) Not applicable.

    (e) The information set forth in the sections entitled "Special Factors--Background of the Offer" and "The Tender Offer--Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

                                                               Page 7 of 8 Pages

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase.

    (a)(2)  Letter of Transmittal.

    (a)(3)  Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)  Text of Press Release issued by Parent, dated April 8, 1999.

    (a)(8)  Summary Advertisement, dated April 9, 1999.

    (a)(9)  Letter of President of Parent to stockholders of the Company.

    (b)    Not applicable.

    (c)    Not applicable

    (d)    Not applicable.

    (e)    Not applicable.

    (f)    Not applicable.

    (g)(1) Complaint in BRICKELL PARTNERS V. F. JOSEPH BECRAFT, ET AL., C.A. No. 16777NC.

    (g)(2) Complaint in JOSEPH LEONE, ET AL. V. AQUILA GAS PIPELINE CORPORATION, ET AL., Civil Action No. 16778NC.

    (g)(3) Complaint in EUGENIA GLADSTONE VOGEL V. HARVEY J. PADEWER, ET AL., Civil Action No. 16775NC.

    (g)(4) Complaint in ROBERT RICCUITI V. AQUILA GAS PIPELINE CORPORATION, ET AL., C.A. No. 16781.

    (g)(5) Order of Consolidation in the Court of Chancery of the State of Delaware in and for New Castle County, dated January 11, 1999.

                                                               Page 8 of 8 Pages

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1999                          AEC ACQUISITIONS, INC.

                                              By:       /s/ Robert K. Green
                                              ------------------------------------------
                                              Name:       Robert K. Green
                                              ------------------------------------------
                                              Title:       President
                                              ------------------------------------------

                                              AQUILA ENERGY CORPORATION

                                              By:       /s/ Robert K. Green
                                              ------------------------------------------
                                              Name:       Robert K. Green
                                              ------------------------------------------
                                              Title:   Authorized Representative
                                              ------------------------------------------

                                              UTILICORP UNITED INC.

                                              By:       /s/ Robert K. Green
                                              ------------------------------------------
                                              Name:       Robert K. Green
                                              ------------------------------------------
                                              Title:       President and Chief Operating Officer
                                              ------------------------------------------

             EXCERPT FROM RESOLUTIONS OF AQUILA ENERGY CORPORATION

    RESOLVED, that the proposal to offer to purchase all of the outstanding shares of common stock of Aquila Gas Pipeline Corporation not currently held by UtiliCorp United Inc. ("UCU") or affiliates of UCU ("AQP Common Stock") at a price of $8.00 per share, and on substantially the terms and conditions presented to this meeting, with such modifications thereto as any of the following officers or the Authorized Representative (as defined below) shall deem to be necessary or desirable (the "Tender Offer") be, and the same hereby is, approved and authorized, and that the Chairman, President, Vice President, the Secretary or the Treasurer of the Company, or Robert K. Green (the "Authorized Representative") be, and hereby are, authorized and directed to do all things deemed necessary or desirable to carry out the Tender Offer.

    RESOLVED FURTHER, that the aforementioned officers of the Company and the Authorized Representative be, and hereby are, authorized and empowered to prepare, execute, and file with the appropriate regulatory agencies, stock exchanges and other bodies, all forms, schedules, and other documents (including any and all amendments, exhibits, schedules, supplements, and other documents and papers) which any of such officers or the Authorized Representative deems necessary or desirable in connection with the Tender Offer, and to do such other acts and things which in the judgment of any of such officers or the Authorized Representative may be necessary or desirable in connection with the commencement, extension, or consummation of the Tender Offer.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase

(a)(2)     Letter of Transmittal

(a)(3)     Notice of Guaranteed Delivery

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)     Text of Press Release issued by Parent, dated April 8, 1999

(a)(8)     Summary Advertisement, dated April 9, 1999

(a)(9)     Letter of President of Parent to stockholders of the Company.

(b)        Not applicable.

(c)        Not applicable.

(d)        Not applicable

(e)        Not applicable

(f)        Not applicable

(g)(1)     Complaint in BRICKELL PARTNERS V. F. JOSEPH BECRAFT, ET AL., C.A. No. 16777NC.

(g)(2)     Complaint in JOSEPH LEONE, ET AL. V. AQUILA GAS PIPELINE CORPORATION, ET AL., Civil Action No. 16778NC.

(g)(3)     Complaint in EUGENIA GLADSTONE VOGEL V. HARVEY J. PADEWER, ET AL., Civil Action No. 16775NC.

(g)(4)     Complaint in ROBERT RICCUITI V. AQUILA GAS PIPELINE CORPORATION, ET AL., C.A. No. 16781.

(g)(5)     Order of Consolidation in the Court of Chancery of the State of Delaware in and for New Castle County,
           dated January 11, 1999.